EnCana to sell its natural gas liquids business for
approximately US$586 million (C$697 million)
CALGARY, Alberta (October 27, 2005) — EnCana Corporation (TSX, NYSE: ECA) and certain affiliates have reached an agreement to sell substantially all of their natural gas liquids business to Provident Energy Trust (TSX: PVE.UN; AMEX: PVX) for approximately US$586 million (C$697 million), before adjustments. The sale, with an expected closing before year end, is subject to closing conditions and regulatory approvals.
The sale of this non-core asset is part of EnCana’s previously announced divestiture program. The company continues to focus on its industry-leading position in long-life North American natural gas and oilsands resource plays. Proceeds from the sale are expected to be directed to debt reduction and potentially the continuation of EnCana’s share purchase program pursuant to EnCana’s Normal Course Issuer Bid.
Natural Gas Liquids interests being divested:
•	Four NGL plants at Empress, Alberta
°	60 percent interest in the EnCana Empress Plant
°	33 percent interest in the BP E1 Plant
°	8.333 percent interest in the Conoco Empress Plant
°	12.4325 percent interest in the ATCO Plant
•	100 percent interest in the EnCana Debutanizer
•	50 percent interest in the Kerrobert Pipeline and Storage Facility
•	18.267 percent interest in the Superior Storage Facility and the Depropanizer
•	Various percent interests in Sarnia fractionation and storage facilities
•	49 percent interest in Marysville Underground Storage Terminal
•	100 percent interest in Kinetic Resources, a marketer of natural gas liquids
EnCana will retain a 10 percent interest in the EnCana Empress Plant but has a put option to sell that interest to Provident for an additional amount of approximately US$12.6 million (C$15 million).
EnCana has also agreed to provide up to US$63 million (C$75 million) in support, via a gas sales contract, in the event that the commodity price relationship impacting the NGL business (frac spread) drops below historic averages over the next two-year period. EnCana has the opportunity to recover any support drawn over that two-year period plus one additional year.
TD Securities Inc. served as an advisor to EnCana on this transaction.
EnCana is continuing with the previously announced divestiture of its natural gas storage business in North America which is expected to be completed over the next six months.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and

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cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the natural gas liquids sale transaction and the proceeds therefrom; the anticipated use of proceeds from the transaction for debt reduction and share purchases under the company’s Normal Course Issuer Bid program; the expected closing of the company’s planned divestitures of its natural gas storage business in North America and the timing thereof; the anticipated recovery of any support provided by the company for the NGL business; anticipated growth potential of the company’s resource play portfolio; and anticipated resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

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FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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